SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15s-16 UNDER
THE SECURITIES AND EXCHANGE ACT OF 1934

For 9 March 2004 to 5 July 2004

ITV plc
(Successor to Carlton Communications plc)
(Translation of registrant’s name into English)

The London Television Centre, Upper Ground,
London SE1 9LT, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F [X] Form 40-F [  ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as required by Regulation S-T Rule (b)(1): _____________

Indicate by check mark if registrant is submitting the Form 6-K in paper as required by Regulation S-T Rule (b)(7): _____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]            No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

CONTENTS OF REPORT

1.	Press release dated 9 March 2004 (ITV plc Blocklisting)

2.	Press release dated 9 March 2004 (Blocklisting)

3.	Press release dated 12 March 2004 (Notification of Major Interests in Shares)

4.	Press release dated 19 March 2004 (Notice of Redemption of $25 Principal Amount Exchangeable Capital Securities, Series A by ITV PLC)

5.	Press release dated 30 March 2004 (Notification of Major Interests in Shares)

6.	Press release dated 30 March 2004 (Director Shareholding)

7.	Press release dated 2 April 2004 (Director Shareholding)

8.	Press release dated 27 April 2004 (Notification of Major Interest in Shares)

9.	Press release dated 17 May 2004 (Offer for the Carlton Convertible Preference Shares)

10.	Press release dated 19 May 2004 (Director Shareholding)

11.	Press release dated 7 June 2004 (Offer for the Carlton Convertible Preference Shares)

12.	Press release dated 7 June 2004 (Listing Particulars)

13.	Press release dated 7 June 2004 (Listing Particulars)

14.	Press release dated 17 June 2004 (Notification of Major Interests in Shares)

15.	Press release dated 18 June 2004 (Director Shareholding)

16.	Press release dated 5 July 2004 (Offer for the Carlton Convertible Preference Shares)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorised.

ITV plc

Date 5 July 2004	JAMES TIBBITTS COMPANY SECRETARY

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN

5 July 2004

ITV plc (“ITV”)

Offer for the Carlton Convertible Preference Shares

Further to the announcement made by the Board of ITV on 7 June 2004 regarding the extension of ITV’s cash offer (the “Offer”) to acquire all of the existing issued 6.5p (net) cumulative convertible redeemable preference shares of 5p each in the capital of Carlton Communications Plc (“Carlton”) (the “Carlton Convertible Preference Shares”), the Board of ITV today announces that as at 3.00pm on Friday, 2 July 2004 irrevocable acceptances of the Offer had been received in respect of 150,710,494 Carlton Convertible Preference Shares representing 92.81% of the Carlton Convertible Preference Shares in issue. The Offer has now closed and will not be extended.

Carlton has informed ITV that it will shortly be making an application to the UK Listing Authority to de-list the Carlton Convertible Preference Shares. Further details will be announced in due course.

Enquiries:

Simon Rigby - Citigate Dewe Rogerson 020 7638 9571

Alex Brown

ITV plc
Deferred Share Award Plan

On 18 June 2004 a number of executives and directors of the Company were granted awards over ordinary shares of the Company under the Deferred Share Award Plan based on the achievement of performance targets set last year in respect of the period ended 31 March 2004. Directors of the Company received awards as set out below, which, under the Rules of the Plan would not be released to the individuals until June 2005 (50%) and June 2006 (50%).

Name	Number of Shares

Charles Allen	226,142

Henry Staunton	121,099

Enquiries:
Alex Brown or Simon Rigby       Citigate Dewe Rogerson       02076389571

Company	ITV PLC
TIDM	ITV
Headline	Holding(s) in Company
Released	16:04 17-Jun-04
Number	8868Z

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in typed block capital letters.

1. Name of Company		2. Name of shareholder having a major interest

ITV plc		Fidelity Management and Research Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaires.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE BELOW
SEE BELOW

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/ amount of stock disposed	8. Percentage of issued class
N/A	N/A	N/A	N/A

9. Class of security	10. Date of transaction	11. Date company informed
	-	16 June 2004

ORDINARY SHARES OF 10 PENCE EACH
12. Total holding following this notification	13. Total percentage holding of issued classfollowing this notification

468,102,503	11.44%

14. Any additional information	15. Name of contact and telephone number

for queries

c/o Helen Tautz

GRANADA PLC

SEE BELOW	The London Television Centre
London SE1 9LT
TEL: 020 7261 3061
FAX : 020 7928 4943

16. Name and signature of authorised company official

Responsible for making this notification
Helen Tautz 17 June 2004

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057

Security: ITV plc
(Ordinary 10p Shares )
	Shares Held	Management	Nominee/
		Company	Registered Name

	5,065,940	FMRCO	State Street Nominees Ltd

	33,667,829	FMRCO	Chase Nominees Ltd

	60,436	FMRCO	HSBC

	8,580,830	FMRCO	State Street Bank &Trust Company

	157,300	FMTC	Bank of New York

	2,234,365	FMTC	Chase Nominees Ltd

	5,398,429	FMTC	Lloyds Bank Nominees Ltd

	1,351,436	FMTC	J P Morgan Chase

	992,811	FMTC	Northern Trust

	4,067,406	FMTC	State Street Bank & Trust

	1,165,434	FMTC	BT Globenet Nominees Ltd

	653,689	FMTC	Mellon Bank

	1,397,989	FMTC	Roytor & Co.

	506,789	FMTC	Nortrust Nominees

	841,176	FMTC	MSS Nominees Ltd

	144,338	FMTC	Goldman Sachs and Co.

	5,300	FMTC	Morgan Stanley Trust Co. Nominees Bank Limited

	102,686,784	FISL	Chase Nominees Ltd

	20,786,698	FISL	Chase Manhattan Bank London

	2,541,624	FPM	HSBC Client Holdings Nominee (UK) Ltd

	2,478,432	FPM	Bank of New York London

	1,778,410	FPM	Northern Trust

	155,600	FPM	Deutsche Bank

	7,262,657	FPM	Chase Nominees Ltd

	1,553,900	FPM	Mellon Nominees Ltd

Security: ITV plc
(Ordinary 10p Shares )
	Shares Held	Management	Nominee/
		Company	Registered Name

	1,840,387	FPM	Citibank

	918,757	FPM	Northern Trust

	17,301,175	FIL	Chase Nominees Ltd

	33,785,477	FIL	Bank of New York - London

	122,803,650	FIL	HSBC Client Holdings Nominee (UK) Ltd

	12,617,129	FIL	Chase Manhattan Bank London

	16,452,558	FIL	Northern Trust

	8,820,010	FIL	Nortrust Nominees Ltd

	6,307,272	FIL	Bank of New York Brussels

	3,273,622	FIL	Deutche Bank

	7,229,137	FIL	J P Morgan

	2,121,000	FIL	Mellon Nominees Ltd

	7,157,309	FIL	State Street Bank & Trust

	39,800	FIL	National Australia Bank

	22,800	FIL	PICG

	4,961,358	FIL	State Street Nominees Ltd

	384,983	FIL	Citibank

	2,950,015	FIL	Morgan Stanley

	5,533,118	FIL	Clydesdale Bank (Head Office) Nominees Ltd

	248,351	FIL	BNP Paribas

	319,951	FIL	Brown Brothers Harriman

	289,020	FIL	Chase Manhattan Bank AG Frankfurt

	54,300	FIL	State Street Hong Kong

	967,581	FIL	Deutshe Bank, AG, London

	85,455	FIL	MasterTrust Bank of Japan

	204,028	FIL	National Australia Bank

	383,602	FIL	Bankers Trust

	77,651	FIL	ING Luxembourg

	95,144	FIL	Bermuda Far East

	28,441	FIL	Chase Nominees Ltd (AUSTRALIA)
	617,512	FIL	Bank of Bermuda

	29,266	FIL	Mitsubishi Trust

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:
7 June 2004

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE	£200m 7.625%. Bonds due 2007 (formerly listed as bonds of Carlton)

ISSUER:	ITV PLC

INCORPORATED IN:	England and Wales

GUARANTOR:	Carlton Communications plc

Particulars relating to the programme may be obtained during usual business hours for fourteen days from the date of this formal notice

ITV PLC
The London Television Centre
Upper Ground
London
SE1 9LT

Cazenove
20 Moorgate
London
EC2R 6DA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE:
7 June 2004

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE	£250M 5.625%. Bonds due 2009 (Formerly listed as bonds of Carlton)

ISSUER:	ITV PLC

INCORPORATED IN:	England and Wales

GUARANTOR:	Carlton Communications plc

Particulars relating to the programme may be obtained during usual business hours for fourteen days from the date of this formal notice

ITV PLC
The London Television Centre
Upper Ground
London
SE1 9LT

Cazenove
20 Moorgate
London
EC2R 6DA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

Regulatory Announcement

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN

7 June 2004

ITV plc (“ITV”)

Offer for the Carlton Convertible Preference Shares

Further to the announcement made by the Board of ITV on 17 May 2004 regarding ITV’s cash offer (the “Offer”) to acquire all of the existing issued 6.5p (net) cumulative convertible redeemable preference shares of 5p each in the capital of Carlton Communications Plc (the “Carlton Convertible Preference Shares”), the Board of ITV today announces that as at 3.00pm on Friday, 4 June 2004 (the stated closing time of the Offer) irrevocable acceptances of the Offer had been received in respect of 141,865,518 Carlton Convertible Preference Shares representing 87.36% of the Carlton Convertible Preference Shares in issue.

In view of the level of acceptances received, the Board of ITV announces that the Offer period will be extended by four weeks to Friday, 2 July 2004 to allow the remaining holders of Carlton Convertible Preference Shares (“Carlton Convertible Preference Shareholders”) an additional period in which to accept the Offer. The terms of the Offer remain unchanged, save that the payment of consideration to shareholders accepting the Offer during this extended period will be made by Friday, 9 July 2004. Shareholders who have already accepted the Offer will receive payment by Friday, 11 June 2004 in accordance with the timetable set out in the offer document dated Monday, 17 May 2004 (the “Offer Document”).

A letter setting out the full terms of the extension to the Offer period (the “Extension Letter”), together with a further form of acceptance, will be posted to shareholders shortly. As indicated in the Offer Document, and following receipt of acceptances for 87.36% of the Carlton Convertible Preference Shares in issue, Carlton has informed ITV that it will consider making an application to the UK Listing Authority to de-list all remaining Carlton Convertible Preference Shares after 2 July 2004.

Enquiries:

Citigate Dewe Rogerson 020 7638 9571
Simon Rigby
Alex Brown

The extension of the Offer period applies to all Carlton Convertible Preference Shareholders including those to whom the Offer Document was not, and the Extension Letter may not be, despatched. Copies of both of the aforementioned documents and forms of acceptance are, or will be, available for collection from Capita IRG, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH.

The extended Offer will not be made, directly or indirectly, in or into the United States, Canada, Australia or Japan and the extended Offer is not capable of acceptance from within the United States, Canada, Australia or Japan. Neither the Extension Letter nor the accompanying form of acceptance is being mailed or otherwise distributed or sent in or into the United States, Canada, Australia or Japan.

This announcement is not being made or otherwise distributed or sent to, into or from the United States, Canada, Australia or Japan. Persons reading this announcement (including nominees, trustees and custodians) must not distribute or send this announcement, the Offer Document, the Extension Letter or a form of acceptance (or any other related offering documentation) in, into or from the United States, Canada, Australia or Japan nor use United States, Canadian, Australian or Japanese mails for any purpose, directly or indirectly, in connection with the extended Offer and doing so may invalidate any purported acceptance of the extended Offer.

The loan notes to be issued pursuant to the extended Offer have not been, and will not be, registered under the US Securities Act of 1933 (as amended) (the “Securities Act”) or under any relevant securities laws of any state or other jurisdiction of the United States or any relevant securities laws of Canada, Australia or Japan. Accordingly, unless an exemption is available under the Securities Act or other relevant securities laws, the loan notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This announcement has been prepared by and is the sole responsibility of ITV, constitutes a financial promotion and has been approved solely for the purpose of section 21 of the Financial Services and Markets Act 2000 by UBS Limited, of 1 Finsbury Avenue, London EC2M 2PP. UBS Limited is acting for ITV in relation to the extended Offer and is not acting for any other person in relation to the extended Offer. UBS Limited will not be responsible to anyone other than ITV for providing the protections afforded to its clients or for providing advice in relation to the extended Offer or any other matter referred to herein.

This announcement does not constitute an offer or invitation to purchase or subscribe for any securities.

ITV plc

Commitment Scheme

On 19 May 2004 a number of senior executives of ITV including the following Directors of ITV plc were granted options over shares of ITV plc under the above scheme as follows:

Name	Nil cost Options	Market Price Options @114.75p

Charles Allen	2,630,940	2,630,940
Henry Staunton	1,408,863	1,408,863

The options will become exercisable subject to TSR performance. 50% will be measured after 3 years and any of that 50% not vesting at that time will lapse. The remaining 50% will be measured after 4 years and any of that 50% not vesting at that time will lapse.

Enquiries:

Alex Brown or Simon Rigby Citigate Dewe Rogerson 020 7638 9571

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN

17 May 2004

ITV plc (“ITV”)

Offer for the Carlton Convertible Preference Shares

The Board of ITV announces that ITV has today made a cash offer (the “Offer”) to acquire all of the existing issued 6.5p (net) cumulative convertible redeemable preference shares of 5p each in the capital of Carlton Communications Plc (the “Carlton Convertible Preference Shares”). Holders of Carlton Convertible Preference Shares who validly accept the Offer will receive 102.5 pence for every Carlton Convertible Preference Share held. All accepting shareholders will receive the 1 July 2004 dividend of 3.25p (net) per Carlton Convertible Preference Share the record date for which is 28 May 2004.

Background

As part of the proposals made on 8 December 2003 in connection with the merger of Granada plc and Carlton Communications Plc to form ITV, ITV made an offer to all holders of Carlton Convertible Preference Shares (“Carlton Convertible Preference Shareholders”) of 102 pence in cash per share (together with an amount equal to any accrued but unpaid dividend). The offer was structured as a scheme of arrangement under section 425 of the Companies Act and therefore required the approval of a majority in number representing three-fourths in value of those Carlton Convertible Preference Shareholders present and voting in person or by proxy at the meeting held on 13 January 2004. Although a significant proportion of Carlton Convertible Preference Shareholders did vote in favour of the offer, the required voting threshold was not met and therefore ultimately the offer did not proceed.

Further details of the Offer

In light of the foregoing, there is no acceptance threshold to be met before this new Offer can proceed. This means that all Carlton Convertible Preference Shareholders (including those who voted to accept the previous offer) have the opportunity to accept this new Offer. The terms of the Offer include a loan note alternative. The full terms and conditions of the Offer (including details of the loan note alternative and how the Offer may be accepted) are set out in an offer document (the “Offer Document”) which will be posted to Carlton Convertible Preference Shareholders today.

The Offer will close at 3.00pm on Friday, 4 June 2004 which is after the 28 May 2004 record date for the payment of the 1 July 2004 dividend. For the avoidance of doubt, accepting shareholders will receive this dividend payment even if they return their forms of acceptance prior to 28 May 2004.

Enquiries:

Simon Rigby - Citigate Dewe Rogerson 020 7638 9571

Alex Brown

The Offer has been made to all Carlton Convertible Preference Shareholders including those to whom the Offer Document may not be despatched. Copies of the Offer Document and accompanying forms of acceptance are available for collection from Capita IRG, Corporate Actions, PO Box 166, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TH.

The Offer is not being made, directly or indirectly, in or into the United States, Canada, Australia or Japan and the Offer is not capable of acceptance from within the United States, Canada, Australia or Japan. Neither the Offer Document nor the accompanying form of acceptance is being mailed or otherwise distributed or sent in or into the United States, Canada, Australia or Japan.

This announcement is not being made or otherwise distributed or sent to, into or from the United States, Canada, Australia or Japan. Persons reading this announcement (including nominees, trustees and custodians) must not distribute or send this announcement, the Offer Document or a form of acceptance (or any other related offering documentation) in, into or from the United States, Canada, Australia or Japan nor use United States, Canadian, Australian or Japanese mails for any purpose, directly or indirectly, in connection with the Offer and doing so may invalidate any purported acceptance of the Offer.

The loan notes to be issued pursuant to the Offer have not been, and will not be, registered under the US Securities Act of 1933 (as amended) (the “Securities Act”) or under any relevant securities laws of any state or other jurisdiction of the United States or any relevant securities laws of Canada, Australia or Japan. Accordingly, unless an exemption is available under the Securities Act or other relevant securities laws, the loan notes may not be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan.

This announcement has been prepared by and is the sole responsibility of ITV, constitutes a financial promotion and has been approved solely for the purpose of section 21 of the Financial Services and Markets Act 2000 by UBS Limited, of 1 Finsbury Avenue, London EC2M 2PP. UBS Limited is acting for ITV in relation to the Offer and is not acting for any other person in relation to the Offer. UBS Limited will not be responsible to anyone other than ITV for providing the protections afforded to its clients or for providing advice in relation to the Offer or any other matter referred to herein.

This announcement does not constitute an offer or invitation to purchase or subscribe for any securities.

ITV plc

Notification of Major Interest in Shares

ITV plc was advised on 26 April 2004 by Barclays PLC that as at 21 April 2004 Barclays PLC no longer held a notifiable interest in ITV plc’s issued share capital.

Name of contact and telephone number for queries.

Helen Tautz
ITV plc
The London Television Centre
Upper Ground
London SE1 9LT

Tel: 020 7261 3061

ITV plc - Ordinary Shares of 10p each

On 1 April 2004 James Crosby’s spouse, Una Crosby, purchased 23,058 ordinary shares in the capital of the Company at 129.4p per share.

The total interest of James Crosby in the ordinary shares of the Company is now 23,058 ITV plc Ordinary 10p shares.

For further enquiries regarding ITV, please contact:

ITV plc	T: 020 7620 1620

James Tibbitts
Company Secretary

Susan Donovan
Director of Communications

Citigate Dewe Rogerson

Alex Brown	T: 020 7638 9571

ITV plc - 30 March 2004

On 30 March 2004 Henry Staunton’s spouse, Karen Staunton, sold 200,000 ordinary shares of 10p each in the capital of the Company at 134p per share and Henry Staunton purchased 200,000 ordinary shares of 10p each in the capital of the Company at 134p per share.

The total interest of Henry Staunton in the ordinary shares of the Company both before and after these transactions is 1,777,268 shares.

On his appointment to the Board of ITV plc Sir Peter Burt held 30,000 ordinary shares of 10p in the capital of the Company.

For further enquiries regarding ITV, please contact:

ITV plc	T: 020 7620 1620

James Tibbitts
Company Secretary

Susan Donovan
Director of Communications

Citigate Dewe Rogerson

Alex Brown	T: 020 7638 9571

Company	ITV PLC
TIDM	ITV
Headline	Holding(s) in Company
Released	12:34 30-Mar-04

Number	0986X

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in typed block capital letters.

1. Name of Company		2. Name of shareholder having a major interest

ITV PLC		Fidelity Management and Research Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

SEE BELOW

SEE BELOW

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/ amount of stock disposed	8. Percentage of issued class

N/A		N/A

	N/A		N/A

9. Class of security		10. Date of transaction	11. Date company informed

ORDINARY SHARES OF 10 PENCE EACH	-		29 March 2004

12. Total holding following this notification		13. Total percentage holding of issued class following this notification.

418,365,669		10.24%

14. Any additional information		15. Name of contact and telephone number for queries

c/o Helen Tautz

ITV plc
The London Television Centre

SEE BELOW		London SE1 9LT
TEL: 020 7261 3061

FAX : 020 7928 4943

16. Name and signature of authorised company official responsible for making this notification
Helen Tautz 30 March 2004

Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 020 7588 6057

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: ITV plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston,
MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO),

Investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)

P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

Fidelity Management
& Research Company
82 Devonshire Street E14B Boston, MAO2109-3614
Phone: 617 563-700C

1. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

Eric D. Roiter

Senior V.P. & General Counsel - FMR Co.

Duly authorized under Powers of Attorney

Dated December 30, 1997, by and on

Behalf of FMR Corp. and its direct and

indirect subsidiaries, and Fidelity

International Limited and its direct and

indirect subsidiaries.

Schedule A

Security: ITV plc

(Ordinary Shares)

Shares Held	Management	Nominee/

	Company	Registered Name

958,486	FMRCO	Mellon Bank

4,544,324	FMRCO	State Street Nominees Ltd

33,792,529	FMRCO	Chase Nominees Ltd

198,986	FMRCO	HSBC

8,580,830	FMRCO	State Street Bank & Trust Company

12,700	FMTC	Bank of New York

796,671	FMTC	Chase Nominees Ltd

3,344,105	FMTC	Lloyds Bank Nominees Ltd

1,032,081	FMTC	J P Morgan Chase

354,982	FMTC	Northern Trust

2,543,109	FMTC	State Street Bank & Trust

289,200	FMTC	Morgan Stanley & Co

1,218,099	FMTC	State Street Nominees Ltd

200,030	FMTC	DT Globenet Nominees Ltd

218,692	FMTC	Mellon Bank

416,748	FMTC	Roytor & Co

33,276	FMTC	Nortrust Nominees

518,360	FMTC	MLSS Nominees Ltd

36,636	FMTC	Goldman Sachs and Co.

5,300	FMTC	Morgan Stanley Trust Co Nominees Ltd Bank

91,033,184	FISL	Chase Nominees Ltd

19,334,874	FISL	Chase Manhattan Bank London

1,931,200	FPM	HSBC Client Holdings Nominees (UK) Ltd

1,998,100	FPM	Bank of New York - London

2,590,310	FPM	Northern Trust

155,600	FPM	Deutsche Bank

7,300,771	FPM	Chase Nominees Ltd

1,553,900	FPM	Mellon Nominees Ltd

1,222,649	FPM	Citibank

569,529	FPM	Northern Trust

15,851,597	FIL	Chase Nominees Ltd

31,971,914	FIL	Bank of New York - London

125,854,597	FIL	HSBC Client Holdings Nominee (UK) Ltd

11,529,591	FIL	Chase Manhattan Bank London

14,659,310	FIL	Northern Trust

6,833,626	FIL	Nortrust Nominees Ltd

5,193,536	FIL	Bank of New York Brussels

4,107,744	FIL	Deutche Bank

483,352	FIL	J P Morgan

306,500	FIL	Mellon Nominees Ltd

635,158	FIL	State Street Bank & Trust

44,200	FIL	National Australia Bank

	22,800	FIL	TICG

	4,119,700	FIL	State Street Nominees Ltd

	362,854	FIL	Citibank

	1,903,155	FIL	Morgan Stanley

	5,582,518	FIL	Clydesdale Bank (Head Office) Nominees Ltd

	248,351	FIL	PNP Paribas

	310,500	FIL	Brown Brothers Harriman

	289,020	FIL	Chase Manhattan Bank BG Frankfurt

	54,300	FIL	State Street Hong Kong

	288,431	FIL	Deutsche Bank AG London

	29,193	FIL	Master Trust Bank of Japan

	130,468	FIL	National Australia Bank

	267,086	FIL	Bankers Trust

	47,549	FIL	ING Luxembourg

	58,460	FIL	Bermuda Far East

	14,398	FIL	Chase Nominees Ltd (Australia)

	380,500	FIL	Bank of Bermuda

Total Ordinary Shares	418,365,669

Current ownership percentage	10.24%

March 19, 2004

Notice of Redemption of

$25 Principal Amount Exchangeable Capital Securities, Series A by

ITV PLC (successor to Carlton Communications Plc)

CUSIP Number G19068 14 0*

NOTICE IS HEREBY GIVEN that, pursuant to Article Eleven of an Indenture, dated 30 September 1993, between ITV plc (successor to Carlton Communications Plc) (the “Company”) and U.S. Bank Trust National Association (the “Trustee”) as amended (the “Indenture”), the Company has exercised its option to redeem all of its outstanding $25 Principal Amount Exchangeable Capital Securities, Series A (the “Securities”) on 23 April 2004 (the “Redemption Date”) for the principal amount of $150,000,000 plus interest payments of $1,266,666.67 for a total redemption amount of $151,266,666.67 (the “Redemption Price”), which was calculated as follows:

Principal: $150,000,000.00 ($25.00 x 6,000,000)

Interest: $ 1,266,666.67 (accrued interest to the Redemption Date)

On the Redemption Date, the Redemption Price will become due and payable on the Securities.

ITV plc

Dated: 19 March 2004

For further enquiries regarding ITV, please contact:

ITV plc	T: 020 7620 1620

James Tibbitts
Company Secretary

Susan Donovan
Director of Communications
Charles van der Welle
Group Treasurer

Citigate PR

Alex Brown	T: 020 8767 1172

ITV plc

Notification of Major Interest in Shares

The Company was advised on 11 March 2004 by Aviva plc that it no longer has a notifiable interest in the ordinary shares of ITV plc.

Name of contact and telephone number for enquiries:

Helen Tautz
ITV plc
The London Television Centre
Upper Ground
London SE1 9LT

Tel: 020 7261 3061
Fax: 020 7928 4943

RNS Number:3037W
ITV PLC
09 March 2004

ITV plc

Application has been made to the London Stock Exchange and the UK Listing Authority for the blocklisting of 425,500 convertible shares of 10 pence each to be admitted to the Official List, these shares will rank pari passu with the existing convertible shares shares.

These convertible shares are to be issued as a result of future exercise of options under the following employee share option schemes:

Scheme Name	No Convertibles

Carlton Executive Share Option Scheme	141,500
Carlton Communications Equity Participation Plan	284,000

RNS Number:3033W
ITV PLC
09 March 2004

ITV plc

Application has been made to the London Stock Exchange and the UK Listing Authority for the blocklisting of 81,918,146 ordinary shares of 10 pence each and 7,754,038 convertible shares of 10p each to be admitted to the Official List. The blocklisting of ordinary shares is dividend restricted until 23 April 2004. After this date, the ordinary shares will rank pari passu with the existing class of security. The convertible shares will rank pari passu with the existing convertible shares.

The ordinary shares and convertible shares are to be issued upon conversion of Carlton 6.5% (net) cumulative redeemable preference shares of 5 pence each.